DORSEY
DORSEY & WHITNEY LLP

[redacted]

RECEIVED

January 10, 2008

A 8:22

08000151

VIA COURIER

SUPPL

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Finance

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

None

B. Information filed by the Company with the Toronto Stock Exchange

- Form 1, filed on January 7, 2008 pursuant to TSX Company Manual section 605.

C. Information filed by the Company with the London Stock Exchange

- Regulatory Announcement dated January 7, 2008

D. Information which the Company has distributed to its security holders

None

PROCESSED
JAN 22 2008
THOMSON
FINANCIAL

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

RECEIVED
2008 JAN 14 A 8:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Addax Petroleum Corporation
Symbol :	AXC
Reporting Period:	12/01/2007 - 12/31/2007

Summary

Issued & Outstanding Opening Balance : 155,628,507 As at : 12/01/2007

Effect on Issued & Outstanding Securities

Long Term Incentive Plan	13,068
Directors' Shares in Lieu of Cash Compensation Plan	0
Other Issuances and Cancellations	0

Issued & Outstanding Closing Balance : 155,641,575

Long Term Incentive Plan

Opening Reserve **6,262,450** As at : 12/01/2007

Effective Date	**Securities Listed**	**Securities Issued**

12/07/2007		13,068
Totals	0	13,068

Closing Reserve: **6,249,382** As at : 12/31/2007

Directors' Shares in Lieu of Cash Compensation Plan

Opening Reserve **15,496,300** As at : 12/01/2007

Effective Date	Securities Listed	Securities Issued
Totals		

Closing Reserve: **15,496,300** As at : 12/31/2007

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities

Totals 0

Filed on behalf of the Issuer by:

Name:	Allison Neapole
Phone:	41227026429
Email:	allison.neapole@addaxpetroleum.com
Submission Date:	01/07/2008
Last Updated:	01/07/2008

REGULATORY ANNOUNCEMENT

RECEIVED
2008 JAN 14 A 8:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ADDAX PETROLEUM

TOTAL VOTING RIGHTS

7 January 2008 – In conformity with the FSA's Disclosure and Transparency Rules, Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") hereby announces the following:

As at 31 December 2007, the Corporation's issued share capital consists of 155,641,575 common shares of no par value. Subject to the provisions of the *Canada Business Corporations Act*, holders of Addax Petroleum's common shares are entitled to receive notice of, attend and vote at all meetings of the shareholders of the Corporation and, upon a ballot, are entitled to one vote for each common share held. Addax Petroleum does not hold any shares in its treasury.

The figure 155,641,575 may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Addax Petroleum under the FSA's Disclosure Rules and Transparency Rules.

For additional information, please contact:

Allison Neapole
Senior Legal Advisor
Tel: +41 (0) 22 702 6429
allison.neapole@addaxpetroleum.com

END